Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2012
Earnings
Pre-tax income (loss) *	$28,098	$101,701	$60,148	$67,070	$101,460	$(113,328)
Fixed charges	19,766	26,850	27,368	39,164	51,222	13,088

Total earnings	$47,864	$128,551	$87,516	$106,234	$152,682	$(100,240)

Fixed Charges
Interest expense	$18,896	$25,346	$24,878	$35,982	$47,630	$12,061
Rental interest factor	870	1,504	2,490	3,182	3,592	1,027

Total fixed charges	$19,766	$26,850	$27,368	$39,164	$51,222	$13,088

Ratio of earnings to fixed charges	2.4x	4.8x	3.2x	2.7x	3.0x	**

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.
**	During the three months ended March 31, 2012, earnings were deficient by $100,240 regarding the ratio of earnings to fixed charges.